Exhibit 12.1

CSC HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND
DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Years Ended December 31,
	Three months ended
	March 31, 2005	2004	2003	2002	2001	2000
Earnings:
Income/(loss) from continuing operations before income taxes and dividend requirements	$(95,281)	$(579,359)	$(152,297)	$(385,591)	$1,427,030	$527,663

Add:
Equity in net loss of affiliates	2,020	12,991	(429,732)	42,014	68,206	17,098
Minority Interests	(2,001)	65,568	24,690	27,179	180,889	(22,053)
Fixed charges per (B) below	169,815	666,173	739,241	709,813	734,968	749,591

Amortization of previously capitalized interest	—	—	—	—	—	—

Deduct:
Interest capitalized during period	—	—	—	—	—	—
Preferred stock dividend requirements	—	(60,594)	(179,518)	(174,516)	(174,516)	(165,304)

Earnings for computation purposes (A)	$74,553	$104,779	$2,384	$218,899	$2,236,577	$1,106,995

Fixed Charges:
Interest on indebtedness, expensed or capitalized, including amortization of debt expense	161,322	575,366	528,410	506,480	535,372	558,520

Preferred stock dividend requirements	—	60,594	179,518	174,516	174,516	165,304

Portion of rents representative of the interest factor	8,493	30,213	31,313	28,817	25,080	25,767

Fixed charges for computation purposes (B)	$169,815	$666,173	$739,241	$709,813	$734,968	$749,591

Ratio of earnings to fixed charges (A)/(B)	—	—	—	—	3.04	1.48

Deficiency of earnings available to cover fixed charges	$(95,262)	$(561,394)	$(736,857)	$(490,914)	$—	$—